Exhibit 99.1

Ambow Education Announces First Nine Months 2015 Unaudited Financial Results

BEIJING, December 21, 2015 -- Ambow Education Holding Ltd. ("Ambow" or the "Company"), a leading national provider of educational and career enhancement services in China, today announced unaudited financial and operating results for the nine months ended September 30, 2015.

“We continued to make tremendous progress during the first nine months of 2015, and our results were recognized by media and authorities as we received multiple awards as the leading education service provider and brand in China,” commented Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “Meanwhile, our unique Application-Oriented Education System and the Public Service Platform for the National Network Alliance of Teacher’s Education passed accreditation reviews led by China’s Ministry of Education, demonstrating our exceptional capabilities to provide innovative one-stop professional services under the Internet Plus concept.”

“Earlier this year, we signed a strategic agreement with Synopsys, Inc., the world’s largest integrated circuit design software provider, to establish the Synopsys-Ambow School to groom talent in the electronics industry. With our extensive experience in the career enhancement industry and dedication to innovation, we look forward to further advancing our strategic initiatives by actively seeking partnership opportunities with outstanding enterprises and universities worldwide,” Dr. Huang added.

Kia Jing Tan, Chief Financial Officer, added, “Our efforts to streamline the Company’s internal structure and drive operating efficiency are paying off, resulting in reduced operating expenses and increased cash flow.”

“During the third quarter, we established a service center to efficiently support the operation team while reducing operating risks, enhanced our Enterprise Resource Planning system to standardize operating procedures, and recruited talented personnel in key departments. Our significant achievements in operation improvement have paved the road to the next growth phase of Ambow,” concluded Chiao-Ling Hsu, Chief Operating Officer.

Year-to-Date Financial Information For The Nine Months Ended September 30, 2015

•	Gross profit in the first nine months of 2015 was RMB111.8 million, an increase of 7.8% compared with gross profit of RMB103.7 million in the same period of 2014. Gross profit margin in the first nine months of 2015 was 39.3%, compared with gross profit margin of 35.2% in the same period of 2014.

•	Operating expenses for the first nine months of 2015 were RMB240.1 million, a decrease of 68.0% compared with operating expenses of RMB750.8 million in the same period of 2014. Excluding an RMB292.6 million impairment loss of goodwill, intangible assets and de-consolidation of certain subsidiary, and a bad debt provision of RMB86.6 million that were accounted into the operating expenses in the first nine months of 2014, the operating expenses for the first nine months of 2015 decreased 35.4% year-over-year. The decrease was primarily due to improvement in cost control.
•	Net income attributable to the Company was RMB166.1 million in the first nine months of 2015, or RMB4.60 per basic and diluted share, compared with a net loss of RMB888.1 million, or a loss of RMB109.94 per basic and diluted share, in the same period of 2014. Net income for the first nine months of 2015 included a RMB347.4 million net gain from the Jinghan disposal, which occurred in the second quarter. There was a loss from extinguishment of debt amount of RMB143.8 million, impairment loss of RMB292.6 million and bad debt provision of RMB86.6 million in the first nine months of 2014.
•	As of September 30, 2015, the Company increased its cash balance to a total of RMB516.6 million, including cash and cash equivalents of RMB464.6 million and restricted cash of RMB52.0 million, compared with a total cash balance of RMB182.3 million as of December 31, 2014.
•	As of September 30, 2015, net assets were RMB253.6 million, an RMB306.9 million net increase from negative net assets of RMB53.3 million as of December 31, 2014.

Recent Developments

•	As of the date of the issuance of this release, the Company had 33,962,697 Class A Ordinary Shares and 4,708,415 Class C Ordinary shares, of which 33,883,787 Class A Ordinary Shares are issued and outstanding including newly issued restricted shares to non-employee directors. 2,300,943 ADRs, representing 4,601,886 underlying ordinary shares, were held of record by DTC, the Depository Trust Company, under the nominee name of Cede & Co., on behalf of DTC participants.
•	On November 8, 2015, 4,708,415 of the Company’s Class A Ordinary shares were converted to Class C Ordinary shares, which have super-majority voting rights.
•	In December 2015, Mr. Winston Sim resigned from his position as a member of the Company’s Board of Directors and audit committee for personal reasons, effective immediately. Members of the Board will assume Mr. Sim’s responsibilities while conducting a search for a replacement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.3556 as of September 30, 2015.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter and full year 2015 and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8104

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-6535-0147

Email:ambow@tpg-ir.com

- Tables to Follow -

AMBOW EDUCATION HOLDING LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
 (All amounts in thousands, except for share and per share data)

	As of September 30,		As of December 31,
	2015		2014
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	73,100	464,595	180,285
Restricted cash	8,190	52,050	2,048
Term deposits	157	1,000	1,000
Accounts receivable, net	3,770	23,958	13,525
Amounts due from related parties	222	1,409	2,780
Deferred tax assets	2,702	17,172	19,003
Prepaid and other current assets	24,643	156,627	147,876
Consideration receivable	6,892	43,800	133,800
Assets classified as held for sale	-	-	512,422
Total current assets	119,676	760,611	1,012,739
Non-current assets:
Property and equipment, net	21,541	136,915	149,272
Land use rights, net	307	1,948	1,981
Intangible assets, net	17,993	114,356	122,157
Goodwill	13,449	85,477	84,541
Deferred tax assets, non-current	2,460	15,634	14,001
Other non-current assets	18,777	119,336	120,997

Total non-current assets	74,527	473,666	492,949

Total assets	194,203	1,234,277	1,505,688

LIABILITIES
Short-term borrowings *	376	2,390	39,633
Convertible loan *	-	-	13,470
Deferred revenue *	24,072	152,990	116,959
Accounts payable *	5,959	37,874	39,966
Accrued and other liabilities *	49,163	312,460	486,634
Income taxes payable *	60,298	383,233	230,659
Amounts due to related parties *	666	4,232	8,453
Amount due to deconsolidated subsidiaries *	3,484	22,144	22,144
Liabilities classified as held for sale *	-	-	533,418
Total current liabilities	144,018	915,323	1,491,336
Deferred tax liabilities *	10,284	65,361	67,658
Total non-current liabilities	10,284	65,361	67,658
Total liabilities	154,302	980,684	1,558,994

EQUITY (DEFICIT)
Preferred shares
(US$ 0.003par value;1,666,667 shares authorized, nil issued and outstanding as of September 30, 2015 and December 31, 2014)	-	-	-
Ordinary shares
(US$0.003par value; 40,000,000 and 40,000,000 shares authorized, 37,780,846 and 30,536,833 shares issued and outstanding as of September 30, 2015 and December 31, 2014, respectively)	111	708	574
Additional paid-in capital	543,068	3,451,521	3,325,288
Statutory reserve	12,710	80,777	80,777
Retained earnings	(517,000)	(3,285,845)	(3,451,958)
Accumulated other comprehensive income (loss)	602	3,823	(3,740)
Total Ambow Education Holding Ltd.’s shareholders’equity (deficit)	39,491	250,984	(49,059)
Non-controlling interests	410	2,609	(4,247)
Total equity (deficit)	39,901	253,593	(53,306)
Total liabilities and equity	194,203	1,234,277	1,505,688

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.
 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
 (All amounts in thousands, except for share and per share data)

	For the nine months ended September 30,			For the three months ended September 30,
	2015	2015	2014	2015	2015	2014
	US$	RMB	RMB	US$	RMB	RMB

NET REVENUES
Educational program and services	44,735	284,316	294,985	15,711	99,856	98,364
Total net revenues	44,735	284,316	294,985	15,711	99,856	98,364
COST OF REVENUES
Educational program and services	(27,150)	(172,553)	(191,269)	(9,505)	(60,408)	(65,690)
Total cost of revenues	(27,150)	(172,553)	(191,269)	(9,505)	(60,408)	(65,690)

GROSS PROFIT	17,585	111,763	103,716	6,206	39,448	32,674
Operating expenses:
Selling and marketing	(6,403)	(40,693)	(55,761)	(1,918)	(12,193)	(17,510)
General and administrative	(30,668)	(194,917)	(392,793)	(9,564)	(60,784)	(238,545)
Research and development	(714)	(4,536)	(9,708)	(191)	(1,211)	(2,784)
Impairment loss	-	-	(292,577)	-	-	(292,577)
Total operating expenses	(37,785)	(240,146)	(750,839)	(11,673)	(74,188)	(551,416)

OPERATING LOSS	(20,200)	(128,383)	(647,123)	(5,467)	(34,740)	(518,742)

OTHER INCOME (EXPENSE)
Interest income (expenses), net	(8,835)	(56,154)	(109,425)	115	730	(87,236)
Loss in extinguishment of debt	-	-	(143,849)	-	-	-
Foreign exchange gain (loss), net	37	236	(195)	164	1,045	(61)
Other income (loss), net	452	2,873	(9,453)	(279)	(1,773)	(6,960)
Total other income (expenses)	(8,346)	(53,045)	(262,922)	-	2	(94,257)
LOSS BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	(28,546)	(181,428)	(910,045)	(5,467)	(34,738)	(612,999)
Income tax benefit (expense)	675	4,291	(5,550)	(410)	(2,613)	10,968

LOSS FROM CONTINUING OPERATIONS	(27,871)	(177,137)	(915,595)	(5,877)	(37,351)	(602,031)
Income from and gain on sale of discontinued operations, net of income tax	54,141	344,099	27,633	-	-	24,436

NET INCOME (LOSS)	26,270	166,962	(887,962)	(5,877)	(37,351)	(577,595)
Non-controlling interest from continuing operations	(132)	(838)	(174)	(46)	(295)	(4)
Non-controlling interest on sale of discontinued operations	(2)	(11)	-	-	-	-

NET INCOME (LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	26,136	166,113	(888,136)	(5,923)	(37,646)	(577,599)

Net loss from continuing operations per share- basic and diluted	(0.78)	(4.93)	(113.36)	(0.16)	(1.00)	(47.34)

Net income from discontinued operations per share- basic and diluted	1.50	9.53	3.42	-	-	1.92

Total income (loss) per share- basic and diluted	0.72	4.60	(109.94)	(0.16)	(1.00)	(45.41)

Weighted average shares used in calculating basic and diluted net income (loss)per share	36,109,151	36,109,151	8,078,562	37,780,846	37,780,846	12,718,341